

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2013

Via E-Mail
Chen Lee
Chief Executive Officer
A10 Networks, Inc.
3 West Plumeria Drive
San Jose, CA 95134

> **Re: A10 Networks, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted November 26, 2013**
> **CIK No. 0001580808**

Dear Mr. Lee:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2. We are in receipt of your confidential treatment request for Exhibits 10.12 and 10.14 - 10.20. Please submit the redacted versions of these exhibits with the next amendment of your confidential registration statement so that we may process your request. Be advised

that comments, if any, relating to the confidential treatment request will be issued under separate cover and must be resolved prior to effectiveness of your registration statement.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

4.   As soon as practicable, please provide us with copies of any artwork or graphics that you intend to include in your prospectus.

Prospectus Summary, page 1

5.   Your summary relies in significant part on industry jargon—such as "shared memory architecture," "multi-core processors," and "processor density"—to describe your products and services. Additionally, your discussion of your business and competitive advantages appear to be repetitive within the summary section. Consider revising this section to describe more concisely your products and services using terms readily understood by persons not already familiar with your business.

6.   Please provide support for your claims that you "pioneered a new generation of application networking technologies" and that you provide your end-customers with "superior price performance benefits."

Summary Consolidated Financial Data, page 8

7.   We note on page 34 that you may use a portion of the net proceeds received in the offering to pay down certain existing debt obligations. Please revise here and in your Selected Consolidated Financial Data on page 46 to include pro forma earnings per share information to address the effect of the proceeds intended to be used to repay a portion of your outstanding debt. In this regard, you should disclose the effects of the interest expense adjustment and the number of shares issued in this offering whose proceeds will be used to repay a portion of the debt. Please ensure that you include footnote disclosure related to your pro forma information that clearly supports the calculations of both the numerator and denominator used in computing pro forma earnings per share. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Risk Factors, page 12

8.   Please broaden the scope of the last risk factor on page 21 concerning maintaining effective internal control over financial reporting to disclose, consistent with your disclosure on page 34, that you currently have a significant deficiency. Alternatively, consider moving the first full risk factor on page 34 so that it immediately follows the referenced risk factor on page 21.

Market and Industry Data, page 39

9.   Please provide us with supplemental copies of the reports or other source documentation that you cite on page 39 from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

10.   Please advise us whether you commissioned any of the reports cited in your prospectus.

Use of Proceeds, page 40

11.   To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. We note on pages 5, 85 and 86 you describe your growth strategies, but do not indicate if they will be funded using offering proceeds.

12.   Please describe the interest rate and maturity of any debt that you may repay using offering proceeds. Please refer to Instruction 4 to Item 504 of Regulation S-K for further guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 49

13.   We note disclosure references that future revenue growth is dependent upon your ability to further penetrate existing accounts, sell new products and services to existing end-customers, and target new end-customers. Please revise your management's discussion and analysis disclosure to address any material trends regarding the engagement of new customers, as it is unclear from your disclosure the extent to which increases in revenues are related to the addition of new customers, an increase in repeat business, or other factors such as new products. With respect to pricing, your risk factors discussion

addresses pricing pressure but we cannot locate any discussion of this pressure in management's discussion and analysis. We note discussion as well regarding your plans to strengthen your international presence by investing in your sales organization and marketing plans and increasing your channel partners, OEMS and technology partners. To the extent management views international growth to be a discernable trend and is implementing measures to maximize this trend, it should be discussed. You should discuss these and other material trends in this section. For additional guidance, refer to Section III of SEC Release 33-8350.

Results of Operations, page 54

14.   You attribute the increase in sales and marketing, research and development, and general administrative expenses, in part, to the increase in headcount or personnel. Please revise to provide specific headcount figures for the periods presented.

15.   Please provide a more detailed explanation for the increases in your products and services revenue for the nine months ended September 30, 2013 and for the fiscal year ended December 31, 2012. For example, you indicate that the increase in services revenue in both periods primarily related to the increase in hardware products. However, you do not explain why services revenue increased by 47% in the nine months ended September 30, 2013 (and 75% in fiscal 2012) while products revenue grew by only 10% (and 25% in fiscal 2012). Further, with respect to the nine months ended September 30, 2013, please provide additional detail regarding the "few large orders" in the United States and the "certain end-customers" in Japan that reduced their purchasing levels in 2013 due to purchases made in 2012. Similarly, with respect to fiscal 2012, discuss the drivers that led to the significant increase in sales by your channel partners to large service providers and quantify the factors you cite—such as your investment in the size of your sales force and the number of channel partners—to the extent possible.

Liquidity and Capital Resources, page 65

16.   We note from your disclosures that you believe your cash and cash equivalents, credit facility and cash flows from operations will be sufficient to meet your working capital and capital expenditure requirements for at least the next 12 months. Please revise to clarify whether you are referring to existing levels of operations or if you also believe you are able to implement, fully or in part, your growth strategy on page 5 without offering proceeds.

17.   Please revise to describe operating and financial restrictions that may be triggered should you breach the restrictive covenants of your credit facility. We note that you briefly reference these restrictions on page 28, but have not identified them.

Critical Accounting Policies and Estimates

Stock-Based Compensation

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Common Stock, page 73

18.   We note your disclosure on page 75 that from the September 30, 2012 through June 30, 2013 valuation reports, you utilized the option pricing model to allocate equity value. In your March 31, 2013 contemporaneous valuation disclosure on page 77, you disclose that equity value was allocated utilizing the probability weighted expected return method. Please clarify these inconsistencies.

19.   We note your disclosure that your use of the market approach in estimating aggregate equity value considered revenue multiples of comparable peer companies in the industry in which you operate. Please revise to disclose any limitations or uncertainties regarding the comparability of these peer companies.

20.   We note that, for your September 30, 2013 contemporaneous valuation, you added three publicly traded companies to your comparable industry peer companies. Please revise your disclosure to state the basis and reason for the addition of these companies. As part of your response, please also tell us the comparable companies used at each valuation date.

21.   We note that in applying the market approach, you primarily utilized the revenue multiples of your comparable industry peer companies to derive the aggregate equity value of A10 Networks, Inc. Please tell us and revise your disclosure to include the revenue multiples used to determine the aggregate equity value from September 30, 2012 through September 30, 2013. In this regard, please explain how the changes in revenue multiples contributed to the changes in aggregate equity value.

22.   Please tell us your proposed IPO price, when you first initiated discussion with underwriters and when the underwriters first communicated their estimated price range and amount for your common stock.

23.   We note you granted options in October and November 2013. For any options granted subsequent to the most recent balance sheet date presented in your registration statement, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Additionally, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Business

Our Products

Support and Services, page 89

24.   You indicate that you offer a broad range of support services including installation, phone
       support, repair and replacement, software updates, online tools, consulting and training
       services. Please revise to describe these services in more detail and the related plans that
       you offer. We note that you list on your website three types of maintenance levels:
       Standard Warranty, Basic Support, and Gold Support. Please describe these options in
       more detail. For example, it is unclear whether longer term contracts result in lower
       yearly pricing and whether they are cancelable prior to the end of the contract term.

25.   You disclose that your end-customers "predominantly" purchase annual maintenance
       contracts. Please revise to clarify whether you are referring to one-year or longer term
       contracts, or solely to one-year contracts, and what you mean by "predominantly" in
       quantitative terms. Further, please clarify whether these contracts are sold primarily at
       the point of purchase of your hardware through your direct sales staff or resellers, or
       whether your direct sales staff continually seeks to sell these plans after the initial
       hardware sales. Also, please clarify whether one or more of your direct sales staff or
       initial resellers or channel partners handles renewals of maintenance contracts.

Customers, page 90

26.   You indicate that one of your end-customers, NTT DoCoMo, Inc., accounted for 32% of
       your total revenue for the year ended December 31, 2012. Please revise to clarify
       whether the sales for NTT DoCoMo are through your direct sales force or through one or
       more channel partners. Further, please advise us whether any sales agreements between
       you and NTT DoCoMo or NTT DoCoMo's channel partners are material agreements that
       are required to be filed under Item 601(b)(10) of Regulation S-K.

Backlog, page 90

27.   Please revise to provide the backlog disclosure required by Item 101(c)(1)(viii) of
       Regulation S-K. Note that even where orders are cancelable without penalty, Item
       101(c)(1)(viii) requires disclosure of the backlog orders that are believed to be firm.

Sales and Marketing, page 90

28.   Please revise to provide more detail concerning your channel partners and clarify how
       much of your revenue is derived from these sources as compared to direct sales. For
       example, please clarify whether any of your channel partners generates a material amount

of your revenue and describe any related contracts or arrangements. For example, we note from your exhibit index that you plan to file your reseller agreement with NEC, but you have not disclosed the amount of sales generated by NEC or described any terms of this reseller agreement in your prospectus.

Competition, page 91

29.   Please revise to describe your competitive position in the ADC, CGN, and DDoS markets. Also, please clarify whether any of the competitors you list on page 92 has a dominant competitive position in their respective markets, or whether such markets are highly fragmented.

Intellectual Property, page 92

30.   On pages 16 and F-24, you disclose that you settled your intellectual property infringement lawsuit against Brocade Communications Systems, Inc. in a comprehensive settlement involving a $75 million payment to Brocade, general releases, and "patent peace for extended and specified periods." To the extent material, please discuss the impact of, and any restrictions resulting from, the settlement terms on your intellectual property rights. Additionally, please clarify whether the settlement involves any material licenses from Brocade for the use of its intellectual property and provide us with an analysis as to whether the settlement agreement is required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

31.   On page 56, you reference the Brocade litigation and related injunctions. You also reference redesigned products. Please revise to clarify whether any of the intellectual property underlying these injunctions is still in dispute or if you are prevented from including these technologies in your products. To the extent you are required to redesign your products to avoid violating Brocade's intellectual property rights, please provide a discussion of these efforts.

Management

Director Independence, page 96

32.   Please revise to clarify that your board is currently not comprised of a majority of independent directors and its composition may be required to be changed to comply with exchange listing rules at the expiration of the transition period afforded by your chosen exchange. Also, please provide similar disclosure for your board committees to the extent relevant, as you identify the composition of such committees.

Executive Compensation, page 100

33.   Please revise to provide a description of the material terms of the offer letters for Messrs. Chen, Straughn, and Cochran and describe any plans with respect to how your named executive officers will be compensated after the IPO. If you intend to renegotiate or enter into new agreements, please revise to describe these efforts or arrangements.

Certain Relationships and Related Party Transactions, page 110

34.   Please identify the related parties subject to your Investors Rights Agreement who are entitled to registration rights.

35.   On page 16, you indicate that your settlement agreement with Brocade included dismissing all claims against individual defendants such as Mr. Lee Chen. In light of Mr. Lee Chen's personal interests being included in the settlement agreement, please advise us why it is not a related party transaction required to be disclosed under Item 404(a) of Regulation S-K.

Consolidated Balance Sheets, page F-3

36.   We note your disclosure on page 41 regarding the pro forma as adjusted basis to give effect to the approximate $20.5 million IPO preference payment to your Series D redeemable convertible preferred stockholders. Please revise your pro forma balance sheet alongside your historical balance sheet to reflect the IPO preference payment accrual. Refer to SAB Topic 1B.3.

Notes to Consolidated Financial Statements

Note 1: Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

37.   We note from your disclosure on page 67 that you recorded value-added taxes ("VAT") in fiscal year 2012. Please revise your disclosure to state whether VAT was recorded on a gross or net basis, and if it was recorded on a gross basis and significant, please disclose the amounts of those taxes for each income statement period presented. Refer to ASC 605-45-50-3 and 4.

Multiple-Element Arrangements, page F-12

38.   We note you use vendor-specific objective evidence ("VSOE") in determining the selling price, if available, when applying the relative selling price method. Please tell us what you consider to be a "reasonably narrow pricing range" in determining the VSOE.

39.   We note from your disclosure on page 88 that you deliver the solutions as both physical
        and virtual appliances. We further note that Thunder virtual appliances operate on all
        major hypervisor platforms, including VMware, Microsoft, Citrix Xen and Linux KVM.
        Please clarify whether solutions delivered as virtual appliances are considered software
        products that do not include hardware and if so, please tell us your consideration for
        disclosing your revenue recognition policy related to these products including whether
        you sell these products as part of a multiple-element arrangement. Please refer to ASC
        985-605-25.

Note 6: Commitments and Contingencies

Pending Litigation, page F-25

40.   We note that you use the term "possible" loss in your disclosure. Please revise the
        disclosure to use the term "reasonably possible." Refer to ASC 450-20-25-1.

41.   We note that you were unable to estimate a possible loss or range of possible loss in
        regards to the pending litigations as of December 31, 2012. Please revise your disclosure
        to include your conclusion on the estimate of the reasonably possible loss or range of loss
        as of September 30, 2013. Refer to Rule 10-01(a)(5) of Regulation S-X.

Recent Sales of Unregistered Securities, page II-2

42.   You state that the sales of unregistered securities were exempt under Rule 506 of
        Regulation D, Section 4(a)(2) of the Securities Act, and/or Rule 701. Please revise to
        specify which exemption(s) you believe applies to each set of transactions and provide
        the facts relied upon for each exemption, as required by Item 701(d) of Regulation S-K.

43.   Your option and common stock issuances under your 2008 Stock Plan are provided in the
        aggregate for the period January 1, 2010 through November 15, 2013. Please revise to
        provide the disclosures required by Item 701 of Regulation S-K on a disaggregated basis
        that specifies the share issuances to each category of recipients, such as management,
        non-management employees, and consultants and service providers.

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in
accordance with our December 1, 2011 policy
(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you
intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the

correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Mark Baudler, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.